UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-15335

CUSIP Number 511795106

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2023

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

LAKELAND INDUSTRIES, INC.
Full Name of Registrant

N/A

Former Name if Applicable

1525 Perimeter Parkway, Suite 325

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lakeland Industries, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2023, with the Securities and Exchange Commission (the “SEC”) on or prior to the 5:30 p.m. Eastern Time deadline on the prescribed due date of April 17, 2023. During the closing process, the Company and its independent registered public accounting firm employed additional procedures relating to the Company’s foreign currency controls in order to ensure the reasonableness and accuracy of the reports and disclosures. Such review procedures and a final draft of the Form 10-K, including all required management and independent audit reports and opinions, were not finalized until the afternoon of April 17, 2023, and though the Company was able to complete a test filing of the Form 10-K prior to the filing deadline, the final filing of the Form 10-K was not accepted until after the Commission’s daily filing cutoff time on April 17, 2023. The Company’s Form 10-K was accepted on April 18, 2023, well within the extension period of 15 calendar days following the prescribed due date afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger Shannon, Chief Financial Officer	(256)	600-1390
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations included in the Form 10-K were significantly different from the corresponding period for the last fiscal year. The Company has reported net income of approximately $1.9 million for the fiscal year ended January 31, 2023, whereas the Company reported net income of $11.4 million for the fiscal year ended January 31, 2022.

2

LAKELAND INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2023	By:	/s/ Roger D. Shannon
	Name:	Roger D. Shannon
	Its:	Chief Financial Officer

3